July 22, 2025

Michelle S. Mapes
Interim Principal Executive Officer
Green Plains Inc.
1811 Aksarben Drive
Omaha, NE 68106

        Re: Green Plains Inc.
            Registration Statement on Form S-3
            Filed July 17, 2025
            File No. 333-288720
Dear Michelle S. Mapes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Sarah K. Morgan, Esq.